2605 72nd Avenue East, M/S 344 Ellenton, Florida 34222 Telephone: (941) 932-8234

June 14, 2011

Via EDGAR

Lisa Kohl

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Ms. Kohl:

Re:          Lyons Liquors Inc. (the “Company”)

                Registration Statement on Form S-1

                Filed June 2, 2011

                File No. 333-171148

I am President of the Company and write this letter on behalf of the Company.  At this time I respectfully apply for an acceleration of the effective date of the Registration Statement for the Company for Thursday, June 16, 2011 at 3:00 p.m. EDT, or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require any further information.

Yours truly,

LYON’S LIQUORS INC.

Per:  /s/ Shefali Vibhakar

Shefali Vibhakar

President & C.E.O.